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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EHEALTH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

E007468

(CUSIP Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership (“KPCB IX-A”) 94-3320707

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,955,353

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,955,353

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,353

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership (“KPCB IX-B”) 94-3324139

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 60,365

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 60,365

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,365

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. E007468

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KPCB IX Associates, LLC, a California limited liability company (“KPCB IX Associates”) 94-3320706

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,015,718 shares of which 1,955,353 shares are held directly by KPCB IX-A, 60,365 are held directly by KPCB IX-B.  KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,015,718 shares of which 1,955,353 shares are held directly by KPCB IX-A, 60,365 are held directly by KPCB IX-B.  KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,718

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer EHEALTH, INC.
	(b)	Address of Issuer’s Principal Executive Offices 440 East Middlefield Road Mountain View, CA 94043

Item 2.
(a)

Name of Person Filing

•          Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership

•          Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership

•          KPCB IX Associates, LLC, a California limited liability company

	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025
	(c)	Citizenship The entities listed in Item 2(a) are California entities.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number E007468

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. See rows 5-11 of cover sheets hereto.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of KPCB IX-A, KPCB IX-B, and the operating agreement of KPCB IX Associates, the general and limited partners and members of such entities may have the right to receive dividends on, or the proceeds from the sale of the securities of eHealth, Inc. held by such entity.  No such partner’s or member’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2007	By: KPCB IX Associates, LLC a California Limited Liability Company, its General Partner

By: Lacob Ventures, LLC
Its: Manager

	By:	/s/ Joseph S. Lacob
Joseph S. Lacob, Manager

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., a California Limited Partnership

By: KPCB IX Associates, LLC a California Limited Liability Company, its General Partner

By: Lacob Ventures, LLC
Its: Manager

By:	/s/ Joseph S. Lacob
Joseph S. Lacob, Manager

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P., a California Limited Partnership

By: KPCB IX Associates, LLC a California Limited Liability Company, its General Partner

By: Lacob Ventures, LLC
Its: Manager

By:	/s/ Joseph S. Lacob
Joseph S. Lacob, Manager

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	10

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the amendment to the statement dated April 25, 2007 containing the information required by Schedule 13G, for the securities of eHealth, Inc., held by Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership, and Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership, and with respect to its general partner, such other holdings as may be reported therein.

Date:	April 25, 2007

By: KPCB IX Associates, LLC a California Limited Liability Company, its General Partner

By: Lacob Ventures, LLC
Its: Manager

By:	/s/ Joseph S. Lacob
Joseph S. Lacob, Manager

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., a California Limited Partnership

By: KPCB IX Associates, LLC a California Limited Liability Company, its General Partner

By: Lacob Ventures, LLC
Its: Manager

By:	/s/ Joseph S. Lacob
Joseph S. Lacob, Manager

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P., a California Limited Partnership

By: KPCB IX Associates, LLC a California Limited Liability Company, its General Partner

By: Lacob Ventures, LLC
Its: Manager

By:	/s/ Joseph S. Lacob
Joseph S. Lacob, Manager